Filed by Liberty Media Corporation Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: Liberty Media Corporation

Exchange Act File No. 001-33982

Excerpts from the Conference Call Transcript of

Liberty Media Corporation’s 2009 Investors Meeting

held on October 16, 2009

This transcript includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements about financial guidance, business strategies, market potential, future financial performance, new service and product launches and other matters that are not historical facts. These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including, without limitation, possible changes in market acceptance of new products or services, competitive issues, regulatory issues, continued access to capital on terms acceptable to Liberty Media, and the completion of the proposed split-off of a majority of the assets and liabilities of the Liberty Entertainment group and the related business combination with DIRECTV.  These forward looking statements speak only as of the date of this transcript, and Liberty Media expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in Liberty Media’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.  Please refer to the publicly filed documents of Liberty Media, including the most recent Forms 10-Q and 10-K and our Form 8-K filed July 20, 2009 for additional information about Liberty Media and about the risks and uncertainties related to Liberty Media’s business which may affect the statements made in this transcript.

***

Greg Maffei — Liberty Media Corp. - CEO

We made major progress in shrinking our sum of the parts discount at Liberty Entertainment…

When we were here last year, one of the things that — and it even widened further after we left, one of the things that was most disturbing was the discount from the sum of the parts between LMDIA and its constituent components. We made great progress, as you can see, and we’re just about down to what we perceive is near fair value, still about 5% probably below fair value. Looking at the constituent components. But we hope to solve that next month when we complete the merger with DirecTV.

Some of the highlights of that transaction are obviously we secured a premium for our shareholders. We’ve passed out our DirecTV stake tax efficiently to our shareholders. We have increased strategic options for DirecTV and its shareholders. We reduced the debt on Liberty Capital’s balance sheet by $2 billion, as we’re — part of the assets and liabilities includes the $2 billion that we used to purchase the incremental shares of DirecTV and that is being assumed by DirecTV.

We did retain Starz and significant cash for the benefit of our shareholders through that reclassified Liberty Starz tracker. And if you look at the trade and compare where we would be holding News Corp stock versus where we are with what our shareholders are getting in the DirecTV transaction and what’s left behind in Liberty Starz, we’re up almost $7 billion. We consider that a pretty good transaction…

Sometimes deals take a long time coming. DirecTV is perhaps the best example. Not only does it feel like a long time coming to get this merger done, but certainly it was a long period of foresight of acquiring the original news stake, swapping for voting, thinking about the transaction and why it would be more attractive to have our stake in DirecTV than news and where that ultimately might lead. Long time coming, long value creation; but I think has done well for our shareholders and will pay off next month, at least the first time, by completing the merger with DirecTV…

Similarly, Starz had a great track record of OIBDA growth, 264 to 301. This says expecting greater than 15% growth for 2009. That’s a very conservative projection. Probably more like 30% growth in 2009. And they’re executing, I think, intelligently and well on an original strategy, which you’ll hear more about today…

So, 2009 I think was a despite a difficult environment, was actually quite a good year for Liberty on many levels. One of the results of all those actions will be the creation of our new tracker, or reattribution of a tracker, Liberty Starz. The proxy is expected to be cleared in the near term. And I mean the very near term. Let’s imagine a couple of days.

Similarly, I think we will have everything in place in terms of a couple of days on every other ruling we need. We’re very confident. We’ve received oral confirmation of pretty much everything we want. Shareholder vote expected in November and I would say that’s probably toward the end of November, mid to end of November.

And the LEI merger with DirecTV will close immediately after that split-off. The new DirecTV and L. Starz will start trading shortly after close. Though we have had several firms come to us and ask us about a when issued market and I expect there will be when issued market trading in L. Starz before the transaction’s completed. There already are proxy securities out there, derivative based proxy securities.

So what will Liberty Starz be? Well, you’re going to hear some of the elements about the main operating unit from Glenn Curtis in a moment. But let me talk about some of the ways I think that the stock can perform because that’s obviously a focus for all of us.

First, continued execution at Starz. You’ve seen some of those numbers briefly about how it’s performed over the last couple of years. I think the trends are all positive in terms of continuing to derive subscribers, continuing to drive revenue growth, continuing to control costs, particularly on the content side, and continue to increase free cash flow.

If you look, and I’ll provide a little more detail on this in a moment, if you look, this thing is trading at a very low indicated price. So another clear way in which we could see an improvement in that is multiple expansion, i.e. trading multiple expansion. You look at most of the peer group, and there are a few pure comps out there, HBO and Showtime don’t trade as pure comps, but if you look at most of the near comps for premium cable type channels, there are considerably higher multiples, particularly given the high free cash flow generation that Starz has.

We will have this trading vehicle out there with roughly $800 million of cash and equivalents, and no debt, of free cash flow generating entity, with plenty of potential to shrink that equity if it does not trade well. I think two of the things that perhaps are overhanging the stock, other than just the lack of a pure trading stock, the fact that it’s an indicated price, two other things that has a loan to Liberty InterActive and what will be the future of Starz Media and when and how and if will it be included in Starz Entertainment or Liberty Starz…

Secondly, on Starz Media, I expect over the next several quarters the strategy for Starz Media will be made more clear and whatever actions we are likely to take between Starz Entertainment and Starz Media will be made more clear. Both of those seem to me to be upside in the stock as those get — as clarity is brought forth.

And lastly, there are a lot of content assets that are going to trade, in our judgment, over the next couple of years. We will be well positioned with a lot of cash and free cash flow generation to look at those judiciously and think about where and when to invest on a basis that will help Starz.

So this is what, as I mentioned a minute ago, what we look at and think is an opportunity perhaps for investments. If you look at the implied market cap implied by the trading prices of DirecTV and LMDIA, what the implied market cap of Liberty Starz is, it’s just under $2 billion. If you take the cash and the Liberty Group, intergroup receivables to Liberty InterActive loan, as money good and the fact we have some WildBlue equity, if you look at the implied value for Starz is about $1.1 billion.

Given that Starz’s OIBDA in the minds of the analysts, and I think they might be just a little light, is projected at $380-odd million, that implies an OIBDA multiple of just under three times. I think you’d be hard pressed to find high quality, growing cable nets trading at that kind of a multiple anywhere else…

Glenn Curtis — Liberty Media Corp. - CFO - Starz Entertainment

Thank you, Greg. Starz is a distribution company that delivers owned and licensed content to consumers on multiple distribution platforms. I will begin today by looking at Starz Entertainment, our premium pay television company. I want to start with the consumer viewing habits.

This chart and the data in it is taken from the Nielsen 3 screen report. As you will see, the average consumer, the average person per month watches 145 hours of television per month. 99% of this is on linear television. A research group has forecasted this forward five years to 2014. The pie increases by nine hours, or 6%, and you can see that you begin to see a fairly large piece of the pie being time shifting. But between time shift and linear television, it’s still 94% of the total viewership from subscribers. The internet and mobile pieces are still very small.

We understand these viewing habits may change with the consumer or the technology that delivers the content. Therefore, we’ve attempted to built into our output and library agreements flexibility to have rights to deliver our content to many platforms and devices. We believe we are well positioned with our rights for the future.

You can see from this we have standard television — standard definition television rights, high def rights, on-demand rights in both high def and standard def, broadband rights. The wireless and handheld devices here that are shown are IP enabled devices, so you have to connect these to the Internet in order to download the content.

And then we’ve also been working on an interactive EBIF application. Currently the one that we showed at the cable show allows subscribers to tune into a movie, if they’re in the middle of the movie they can hit a button and it will actually start it over from the beginning. We hope that this will eventually lead to the ability of the subscriber that if they tune into a free preview of Starz that they can actually order it and it will be directly authorized through the cable system.

We have limited rights, though, as it pertains to traditional cellular networks. Now let’s look at the genres that people watch. To go along with the flexible rights, we provide a product that is comprised of the two most highly watched genres, with one-third of the total viewing audience. As you know, we’ve historically been a feature film company. But as I will discuss today, we are beginning to invest in original programming. You’ll see some of the dramas that we have. You saw some of the clips from Spartacus that were on the opening video. We’re very excited about that product.

Let’s look at our viewership. Starz and Encore at any minute during the day have 1.1 million subscribers watching our channels. This is as much as HBO and Max. If you look at standard def on-demand, we have 14% of the viewing. Starz on-demand is ranked number two, Encore on-demand is ranked number five, and MoviePlex on-demand is ranked number ten.

If you switch those to high def, we are number one. We have 21%, one-fifth of all the viewing on high def. Our viewer demographics are more balanced than the competitors. We have the highest concentration of people two to 17 and 50-plus and also in African American households.

So let’s take a look at how that translates into subscribers. As Greg mentioned, our subscriber number for Starz is 17.5 million at the end of Q2. It is the second largest pay company behind HBO in terms of subscribers. Encore is at 31.5 million subscribers. That’s primarily the reason it is higher than traditional pays is because of the way the operators use that product. And that represents to Encore and our thematic multiplex channels.

The decrease in subscribers in the second quarter, as we discussed on the earnings call, is primarily due to cable operators taking rate increases on both basic and premium services in the first quarter of the year. And that did impact the subscriber base. That’s tough to take those rate increases during the tough economic times that we’ve experienced.

With 16 linear channels, and we actually have 500 on-demand movies at any point in time, the video showed 500 just for Starz on-demand but we include Encore on-demand and MoviePlex on-demand in that number. Our HD services, it’s a great value for consumers compared to other entertainment.

Now let’s take a look at revenue. Our revenue has been growing consistently. We were up 8% in the first half of ‘09 compared to the first half of ‘08. A lot of this growth has come out of our core affiliates, including telcos. The telco growth, it’s interesting for me because I was around when DBS first started growing. And DBS led with premium television as their video offering and telcos are doing a similar thing. So it’s very attractive growth for us. 50% of our ‘09 revenue is under contract with affiliates that extend past 2012.

Let’s look at adjusted OIBDA. We’ve had strong OIBDA growth, a 50% increase over ‘08. This is primarily attributed to the revenue increase that I discussed previously. As Greg mentioned, we continue to focus on controlling our costs and we continue to become more efficient using our overhead across all of our operating units.

The market will not change significantly over the next five years. If it does, we have flexible rights to adapt. Our products are performing well with our consumers and financially we are very solid. So what are we spending our time on? Establishing and investing in our brand, expanding our distribution of services with our affiliates, and expanding and investing in our original content.

If you take a look at the brand in 2008, we re-launched our brand with a new logo and a tagline. We’re building around our strong movie-based position and creating a distinctive personality through unique, originals on multiple distribution platforms. Our plan is to maintain a constant message in the marketplace with consumers throughout the year, primarily tied to our originals.

Let’s look at the products that we offer to our affiliates. You’ll see MoviePlex and we also have Indie and Retro. People may not be as familiar with these, but cable operators can use them lower in their digital tiers. We have the rights to allow them to do that. Then we have Encore that operators normally use in kind of a mid digital tier. And that is Encore and the thematic multiplex channels. And then Starz is our premium service.

Historically we’ve been in standard def linear when we launched Encore in ‘91 and Starz in 1994. As operators invested in on-demand platforms, we also made our product available on those platforms. Last year we increased the delivery of channels in high def as DirecTV and other operators invested in the platforms to be able to carry those signals. We also increased the amount of high def on-demand. I think all of you know the majority of television sets today are in high def and the quality of the content is much greater than a standard def signal on those services.

What are we working on now? Authenticated broadband services, Starz online and Encore online. We are currently in tests with DBS and cable operators for this service. We expect to launch this service at the beginning of 2010. As it pertains to mobile services, our initial focus in this area will be brand extension. We need to wait for the deployment of 4G networks before we can create much broader opportunities with our content.

Our first run output agreements are with Sony and Disney and Overture. We announced the extension of our Sony agreement earlier in the year. We have exclusive rights during our windows. Nobody else can show that on television during our window. And we have certain blocking rights between our windows.

In these agreements we are getting more predictability so that we know the volume of our contract — the volume exposure in those contracts. We have library agreement with most major studios and we believe we are one of the largest buyers of that product. Our studio partners have recently made announcements of reductions in their slates. This will not affect the ‘09 releases that we will receive in 2010 but we believe that we will see an impact in 2011.

Original content. We reentered the original content area two years ago. Previously in the late 1990s and early 2000s we were primarily focused in the movie area here. And as you will see, we have switched that content to series. It will make us less reliant upon third parties. It definitely will give us additional opportunities for additional revenue streams. It provides us greater control over the windows if those change. And it will generate buzz and appointment viewing to bring customers to the channel.

Our development team in California is headed by a former NBC executive. Now let’s look at some of the originals. This is the second season for Crash. We premiered Crash last year. It’s based upon the 2005 Oscar movie. Paul Haggis, who was the writer and director of the film, is an executive director — or an executive producer on the production. We premiered season 2 in mid September of this year. Dennis Hopper returned to the series and we also added Eric Roberts.

Spartacus, I think you’ve all heard Greg talk about this drama series. It came to us from Sam Raimi and Rob Tapert. [Bill Hamm], our Executive VP of development and production, had a previous relationship with both of them. It will premier in January of 2010. The lead actor is Andy Whitfield, who’s an Australian actor. He will play Spartacus. Lucy Lawless, who most of you probably know as Xena, Warrior Princess, is the wife of the gladiator owner, who is played by John Hannah, who you will recognize from the Mummy movies as the brother.

We have development projects with high quality producers and writers, including Joel Surnow, Chris Albrecht and Rob Thomas. Spartacus, I think as you can see from the clip that previously was exhibited, will have a very distinctive look and feel, much like 300 or Sin City.

Our comedy series, Party Down. We premiered this earlier in the year. It’s a very funny series. If you haven’t had a chance to view it, you definitely need to. The Executive Producer is Rob Thomas. We’re now in production on the second season. We’ve added Megan Mullally. You’ll recognize her from Will and Grace. Ken Marino, Adam Scott and Lizzy Caplan all return to the cast.

Martin Lawrence, it’s a standup comedy routine filmed in Washington, D.C. The Executive Producer is Martin Lawrence, hosted by Doug Williams. We just completed our fourth season. This rates very well on the channels and at times it get a bit edgy. I can’t watch it with my children.

The next series that we have announced is called Gravity. We actually came out with a press release yesterday on this. It will premier in tandem with Party Down. It was created by Eric Schaeffer, Jill Franklyn is a writer and she wrote for the Seinfeld series. We’ve also announced that Ving Rhames and the model Rachel Hunter will appear on this series. It’s about a group of people that are — they attempted suicide but failed, otherwise we wouldn’t have a series, and the interactions of the support group that they are in.

We believe that Spartacus could be a franchise for us. And these are just examples of how we might use this product. As I stated previously, it will air on Starz in January of 2010. Last week we were at Mitcon TV in France. The first showing of this series was completely sold out and we had to add a second showing. Our worldwide distribution sales team took over 200 meetings on this and other product.

The home video will be released by Anchor Bay, our sister company. Casual Game is coming out later this year. We have a motion comic that will appear on iTunes in December. Both of these Internet platforms are primarily to extend the reach and the frequency of Spartacus, make people aware of the product and bring them to the channels for viewing.

Now I will change over to Starz Media. Starz media allowed us to diversify our revenue sources. We’ve developed a full distribution infrastructure, a theatrical infrastructure under Overture. We have VOD and pay per view under Mark Devavos here in New York. Home video under Anchor Bay. Domestic and international television and Internet and digital media.

It also provided us a production infrastructure to produce the originals that we are investing in on the channels. It provides valuable content for the channels, as it produces for other networks, and that product eventually will come back to the channels. And it gives us broader rights and control over those rights.

Now let’s look briefly at the market. The theatrical market has actually been somewhat surprising this year. It’s been fairly strong. The domestic annual gross revenue through the 40th week is up 8%, admissions are up, and this is in spite of reduction in film slates.

Home video on the other hand, has been challenged. You’ll see an overall 4% decline. Home video sell-through of packaged media has declined approximately 14%. This has been offset by Blu-ray and EST. The overall reduction, though, is 4%. We expect a much better holiday season, as we have some significant DVDs that are being released. Transformers, I believe, is next Tuesday. You’ll see the next Harry Potter. So there are very strong films coming out.

Overture competes in a market that the majors have kind of pulled back from. There are fewer mini majors. They’ve had either reductions in slates or the labels have been abandoned. We’ve got Warner Independent, New Line and Paramount Vantage that have all reduced their slates.

What do we offer independent producers? We offer a fully integrated distribution network, from theatrical, including pay which is very important to them, all the way through worldwide television. You can see from the quality of the talent that’s appearing in Overture’s films, and I’ll get into a few of those as we go forward here, but these are all Oscar award winners. They released eight films in 2008 and they will release six films this year, with the majority of those in the second half of the year.

I told you I would talk about some of their content. Michael Moore, Capitalism, we’ll move on. Law Abiding Citizen. This film is an example of working with outside producers on a rent-a-system basis. While it provides high quality product for all of our distribution platforms, this feature is from the film department, which recognized the strength of our distribution infrastructure. And as the mini majors have pulled back from the market, has opened opportunities for Starz Media.

Now, Law Abiding Citizen opens today. We expect all of you to rush out and buy a ticket. It is open at 62nd and 1st at 2, at 4.40 and at 7. If it happens to be sold out, we have Michael Moore. Men Who Stare at Ghosts. This is a George Clooney project. It’s based upon a true story, actually. It’s quite, quite funny. The cast is very strong. You can see Jeff Bridges, Ewan McGregor and Kevin Spacey. And it will premier on November 6th.

Anchor Bay. When we first bought Anchor Bay it was primarily a catalog company with television and horror product. We’ve changed the strategic focus of Anchor Bay so that it’s focused on higher quality films, the Overture product, the Starz Originals and Anchor Bay Films. Anchor Bay Films are limited theatrical releases that are star driven films and the stars are very willing to partner with us as it comes to marketing this product. We’ve also continued to distribute fitness and horror, both new releases and the catalog, and these continue to be very strong for Anchor Bay.

Some of the Anchor Bay films are Beyond A Reasonable Doubt with Michael Douglas, which comes out December 22nd. When we say limited theatrical releases it’s between 20 screens, maybe, and 100 screens, whereas Overture’s handling the larger releases. The Open Road, with Jeff Bridges and Justin Timberlake, on November 17th. Lies and Illusions with Christian Slater and Cuba Gooding, Jr. And City Island, here in the Bronx, with Andy Garcia. Both will be released in 2010.

In closing, the past two years have been rough for every media company, and we have not been completely immune. Starz derives the majority of our revenue from subscriptions and not from advertising. The premium television continuing to offer a great value to the customers, who appreciate it even more in these tough times.

Going forward, we have a relatively stable and predictable core business model, with multiyear contracts with our affiliates and our major content providers. Instead of being threatened by new technologies, we have sought ways to take advantage of them. We are a leader in Internet delivery of movies and on-demand in high definition and high definition on-demand.

In the years ahead we will continue to seek out new ways to deliver our services while investing to strengthen our brand and develop new compelling original programming. We will enhance the viewing experience of our customers, which will benefit our affiliates, and which we can distribute across multiple distribution platforms on a worldwide basis. Now let’s take a look at some of that content…

Greg Maffei — Liberty Media Corp. - CEO

So one of our core companies is Starz. It’s a great cash flow generator, as you’ve seen, with great prospects going forward…

Greg Maffei — Liberty Media Corp. - CEO

So, again, pretty inexpensive on these metrics. And I think there are reasons to believe that that will normalize out and improve over the next quarters. In the interactive space, in the Internet space we have some of the best brands out there and truly differentiated ecommerce brands that matter to consumers. And in our judgment have lower risk of commoditization, have more connection, have more reason why the consumer will have an enduring touch with these brands…

QUESTION AND ANSWER

John Malone — Liberty Media Corp. - Chairman

Now, I think you have to differentiate because you can lie with statistics all kinds of ways. But I think the fundamental structural way that we approach the business, which is leverage tax flow, growth and willingness to defer gratification to achieve superior value growth, really means that from time to time you’re able to generate for the shareholders unusual events, such as we’re doing now by spinning off DirecTV, and delivering very high returns, with the realization, the tax efficient realization that the distribution of the DTE shares represents.

So one has to look at the combination of the creation of the value and when one monetizes or realizes on it. And I think our basic philosophy of looking at shareholder wealth creation on a long term basis has pretty typically yielded superior returns, although from time to time you have to look through the current stock price and at the underlying components to see that those values are continuing to appreciate despite the volatility of the marketplace…

So a long way of saying that almost always our market prices do not reflect the underlying value of the company, very much like real estate. And as a result, we have been a net stock repurchaser most of the time for most of my career because that form of deferred gratification leads to undervaluation of your equity security and usually you generate a cash or the ability to create the equivalent of cash for stock shrink more efficiently than using your equity to go out and acquire things…

So that — I hope that answers. Sort of broad answer to the question. But the management style of opportunism, looking for good leverage growth assets and having the greatest management team you can possibly find, great financial engineers, great tax engineers, that’s really the essence of what Liberty is…

Unidentified Audience Member

Thank you. if we could just further that conversation to LCAPA and L Media now, when you look forward, if you think about developing new assets from scratch, acquiring assets or using financial engineering, which of those three routes will you think create the most value? And the reason I specifically say that is the last few years you’ve often commented that US media assets have become dearly valued. And it’s been difficult to be an acquirer in this market. And do you still feel that —…

John Malone — Liberty Media Corp. - Chairman

Pretty steep discounts, helped by a change in the tax code that we worked very hard to support and achieve. And that was opportunistic. So if you look at something like the stub of L Media of Starz, if it trades cheap, you bet we’ll probably take advantage of that cheapness…

Rich Greenfield — Pali Capital - Analyst

Hi. Rich Greenfield of Pali. HBO is about to launch HBO Go, kind of an authenticated HBO for HBO subscribers. It sounds like you’re also working on a Starz authenticated product to kind of leverage Starz online. And just trying to think about where the whole Starz Play product, which was kind of the fallout from Vongo, and when you think about what you’ve done with Netflix, do you get paid appropriately by Netflix? Do you want to work with Netflix? Is this something that Starz should control and this should be Starz’ own business for its subscribers?

I know Comcast doesn’t like the fact that all Netflix subscribers get Starz movies at no extra cost. I know that Disney doesn’t like what you’ve done with the Starz product online. I’m just kind of curious, how does this play out? How much money do you make from your Netflix relationship and is that something that you actually want to continue with long term or does this go the authenticated route the way it sounds like HBO and Showtime are moving towards?

Greg Maffei — Liberty Media Corp. - CEO

Well, I’ll give my view and John or Glenn certainly should chip in. I don’t know everything, certainly, about HBO To Go. I think there are a whole series of initiatives about taking authenticated content — authenticated users, rather, and letting them have multiple platforms to use to watch. TV Everywhere is probably a moniker that’s been described about a broader set of initiatives around cable networks being distributed online as well as over the air.

When you say the fallout of Vongo, I think that’s not exactly right. We secured a whole bunch of IP subscription rights, for which we pay dearly, from our partners. And we looked at monetizing those with the cable companies primarily and the satellite companies early. And there really was not as much interest probably as we would have liked and we decided to go our own way with Vongo, which was a tough road to hoe as a retail distributor ourselves.

We’ve since seen probably everybody’s appetite to these rise up and Starz Play is our wholesale version with our cable partners and with our satellite partners that we think is a great addition. And in fact, it’s what you’re suggesting, it’s really an authenticated version. If you’re a user, you can watch it online. If you’re a user of Comcast and have Starz, you can watch Starz online. So we’re all for that and showing our product on as many platforms as possible.

And whether it’s in conjunction with our partners and the MSOs and the satellites, that’s great. As far as Netflix is concerned, no, they don’t pay us enough. I’m going to talk to Reid about that soon. We’ll see where that partnership goes over time. I think they have a pretty good deal. Glen, I don’t know what you want to add.

Glenn Curtis — Liberty Media Corp. - CFO - Starz Entertainment

Well, I think what you have to understand is at the point in time that we launched Vongo or Starz Play, the cable operators really technically weren’t ready to offer that product. They are definitely getting there now. And so it’s available to them to (inaudible - background noise) their customer base. So we look at it as another application that will make our product very sticky with their subscribers…

Unidentified Audience Member

Greg, I know you’ve said in the past recently that as one director, you’d be in favor of the idea of spinning off DirecTV Latin America, which, not coincidentally, might make any interest by a telephone company here in the company easier. I wondered how John felt about it.

John Malone — Liberty Media Corp. - Chairman

I like tracking stock.

Unidentified Audience Member

Does that mean (inaudible - background noise)?

John Malone — Liberty Media Corp. - Chairman

No. Clearly, if you knew you were going to do a telco deal domestically you would spin it off because the domestic telcos aren’t that — there’s not much synergy for them in Latin America. On the other hand, international represents a very good growth opportunity for DirecTV horizontally in the event they continue to grow and be independent. And so it’s a tough call. I would say it’s 50/50 because you don’t really know today.

And obviously, as everybody knows, for tax reasons Greg and I have not been able to have any kind of communication with the telco world for a long while now. And so we’re just speculating on telco interest. And like any possibility, I put a relatively low probability on any single event. Very good business, by the way. DTV Latin America. And we don’t believe that DirecTV gets anything close to full valuation for the ownership of it. So that’s why I say — I mentioned tracking stock because if nothing else, you could force the market to put a value on it. If you didn’t want to do anything else, tracker would force that.

Unidentified Audience Member

If we get a closing with DirecTV in November, when do you think is the soonest we could hear from DirecTV about a new CEO? And when do you — what do you think are the top two or three strategic decisions that that CEO has to make?

John Malone — Liberty Media Corp. - Chairman

Well, hopefully we will have a CEO choice within the next month or two. It would be very nice to have it by the time of the closing. But I don’t know that we can guarantee that. The CEO is basically going to have to participate in the — let me put it this way. A close and long-lasting relationship with the telcos in the US is certainly a very important part of any CEO’s job. And whether that involves a transaction or merely an extension of the bundling relationships, broadening and deepening that to include wireless, I think is going to be a very important part of the CEO’s job.

Obviously strategy becomes very important. And as I mentioned earlier, if Comcast is going vertical and it turns out that they can use that as a club on other distributors, then I think DirecTV will have to contemplate and that CEO will have to contemplate how to respond to that. I think those are the two probably most important strategic issues. I mean operationally, just continuing to differentiate the product and explain to the public why the product is differentiated and superior is sort of the core operational theme within the company.

Unidentified Audience Member

So it’s both to — the CEO candidate would be both an operations guy and a deal guy or is there one that’s more important than —

John Malone — Liberty Media Corp. - Chairman

No. Well, not necessarily a deal guy. I mean the board can manage the deal aspects of anything that comes its way. But it has to be a strategic guy who can understand and implement a strategy in conjunction with the board, I think is really the issue strategically. And obviously operationally it’s not a one-man band. It’s a question of can somebody motivate and orchestrate a very good management team in executing what is a pretty well defined differentiation strategy…

***

Additional Information

Nothing in this transcript shall constitute a solicitation to buy or an offer to sell shares of LEI, any of the Liberty Media tracking stocks or shares of the new company to be issued pursuant to the Merger Agreement with DIRECTV.  The offer and sale of shares in the proposed Split-Off and the DTV Business Combination will only be made pursuant to the effective registration statements on file with the Securities and Exchange Commission (SEC).  Liberty Media stockholders and other investors are urged to read the effective registration statements, including the definitive proxy statement/prospectuses contained therein, because they contain important information about these transactions.  Copies of the effective registration statements and the definitive proxy statement/prospectuses are available free of charge at the SEC’s website (http://www.sec.gov).  Copies of the filings together with the materials incorporated by reference therein can also be obtained, without charge, by directing a request to Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112, Attention: Investor Relations, Telephone: (720) 875-5408.

Participants in a Solicitation

The directors and executive officers of Liberty Media and other persons may be deemed to be participants in the solicitation of proxies in respect of proposals to approve the transactions.  Information regarding the directors and executive officers of each of Liberty Media, LEI and the new DIRECTV and other participants in the proxy solicitation and a description of their respective direct and indirect interests, by security holdings or otherwise are available in the definitive proxy materials filed with the SEC.